Exhibit 99.1

YM BIOSCIENCES COMPLETES ENROLMENT OF PIVOTAL TRIAL FOR TESMILIFENE
- First interim analysis planned for mid-2006 could lead to approval -

MISSISSAUGA, Canada - September 28, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it has completed enrolment in its 700 patient pivotal trial of tesmilifene for the treatment of metastatic and recurrent breast cancer.

“We anticipate that the first planned interim analysis of data from this pivotal trial will occur in mid calendar 2006,” said Dr. Vincent A. Salvatori, Executive Vice President of YM BioSciences. “If survival results are similar to those in the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to seek regulatory approval.”

“Enrolment for our 700 patient pivotal trial was achieved on schedule in just 18 months, demonstrating the quality of the clinical group we have assembled at YM,” said David Allan, Chairman and CEO. “We are committed to maintaining this momentum as we progress the trial towards completion and look forward to the results of several planned interim analyses, any of which could produce data suitable to submit the drug for approval. The first analysis will occur following 192 events and subsequent analyses, if required, will occur every 64 events which we expect on approximately a quarterly basis. The threshold for success at each interim analysis decreases.”

The “DEC” pivotal Phase III trial includes more than 100 clinical sites around the world. The trial compares tesmilifene combined with epirubicin/cyclophosphamide against epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer. An analysis of overall survival in a subgroup of patients enrolled in a previous Phase III trial (“MA.19”) were published in the Proceedings of ASCO 2005 and demonstrated that tesmilifene extended median survival in a similar patient population from 12.2 months to 29.7 months (143%; p=0.0016) when added to doxorubicin versus doxorubicin alone.

Tesmilifene is a small molecule chemopotentiator effective in enhancing all known classes of chemotherapies currently used to treat cancer. YM has been cleared to commence a Phase II trial combining tesmilifene with Taxotere for the treatment of metastatic and recurrent breast cancer. Separately, YM is partnered with the Shin Poong Pharmaceutical Company of Seoul, South Korea to expand the development program for tesmilifene into gastric cancer. The South West Oncology Group, a U.S. National Cancer Institute cooperative group, has proposed to sponsor a Phase III trial for tesmilifene in hormone refractory prostate cancer.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. In addition to tesmilifene YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with brain cancer. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and randomized a Phase IIb pain trial has been cleared to start. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com